

Mr. Joseph Meuse
President
Fresca Worldwide Trading Corporation
360 Main Street
Washington, VA 22747

September 21, 2009

Re: **Fresca Worldwide Trading Corporation**
         Item 4.01 Form 8-K
         Filed August 10, 2009, as amended August 25, 2009 and September 16, 2009
         File No. 333-145882

Dear Mr. Meuse:

       We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                             Sincerely,

                                             Michael Henderson
                                             Staff Accountant